SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ☒                  Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes      ☐                               No      ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes      ☐                               No      ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes      ☐                               No      ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Telecom Argentina S.A.

Item

1.     English translation of a letter dated November 2, 2017 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, November 2, 2017

Chairman of the ‘Comisión Nacional de Valores’

Lic. Marcos Ayerra

Dear Sirs,

RE.: Call for the Ordinary General Shareholders’ Meeting summon for November 30, 2017

I am writing you as Chairman of Telecom Argentina S.A. to inform you that the Company’s Board of Directors, in a meeting held today, resolved to summon for an Ordinary General Shareholders’ Meeting to be held on November 30, 2017, at 10.00 a.m. on first call, and at 11.00 a.m. on second call for the purpose of considering the delegation of powers into the Board of Directors to order the partial or total withdrawal of the “Reserve for Future Cash Dividends” and the distribution of the withdrawn funds as cash dividends, in the amounts and dates determined by the Board of Directors.

Sincerely,

Mariano M. Ibañez

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: November 2, 2017	By:	/s/ Pedro G. Insussarry
		Name:	Pedro G. Insussarry
		Title:	Responsible for Market Relations